

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-Mail
Lance B. Rosemore
Chairman of the Board of Trust Managers, President,
Chief Executive Officer, Secretary and Trust Manager
PMC Commercial Trust
17950 Preston Road
Suite 600
Dallas, TX 75252

      Re: PMC Commercial Trust
             Form 10-K
             Filed March 16, 2011
             File No. 001-13610

Dear Mr. Rosemore:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Tom Kluck

                                    Tom Kluck
                                    Legal Branch Chief